UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 4, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

The Boston Beer Company, Inc.
File No. 1-14092 - CF#20353

The Boston Beer Company, Inc. submitted two applications under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 10, 2007.

Based on representations by The Boston Beer Company, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.55	through December 31, 2012
Exhibit 10.57	through December 31, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Eloise Bavaria
Special Counsel